

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0405**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2007

Mr. Michael S. Vandale
President and Chief Executive Officer
Patch International Inc.
Suite 300, 441 – 5<sup>th</sup> Avenue S.W.
Calgary, Alberta, Canada T2P 2V1

   **Re:**  **Form 10-KSB for the Fiscal Year Ended May 31, 2007**
      **Filed October 5, 2007**
      **Form 10-KSB/Amendment 1**
      **Filed October 18, 2007**

      **Form 10-QSB**
      **Filed October 12, 2007**

Dear Mr. Vandale:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

         Sincerely,

         Karl Hiller
         Branch Chief